Exhibit (s)

Calculation of Filing Fee Tables

Form N-2

(Form Type)

Apollo Debt Solutions BDC

(Exact Name of Registration as Specified in its Charter)

Pursuant to a Registration Statement initially filed on July 23, 2021 on Form N-2, amended on October 26, 2021 and October 28, 2021 and declared effective on October 29, 2021 (the “Registration Statement”), Apollo Debt Solutions BDC (the “Fund”) (File No: 333-258155) registered shares of beneficial interest with a maximum aggregate offering price of $5,000,000,000. Filing fees of $545,500 were paid in connection with the filing of the Registration Statement. No additional fees are required in connection with this filing.